UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of:                                                                                                                                                    May 2011

Date of Filing, May 12, 2011

Commission File Number:  000-52509

ARGONAUT GOLD, INC.

(Name of Registrant)

9604 Prototype Court

        Reno, NV 89521

(Address of principal executive offices)

1.    Exhibit 99.1 – Press Release, May 9, 2011

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:   Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                      .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Argonaut Gold, Inc.. -- SEC File No. 000-52509

(Registrant)

Date: May 12, 2011	By \s\ Barry Dahl
Barry Dahl, Chief Financial Officer